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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.       )*
                                          -------


                  INTEGRATED TRANSPORTATION NETWORK GROUP INC.
   --------------------------------------------------------------------------
                              (Name of Registrant)

                          COMMON STOCK, $.01 Par Value
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    45814H103
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                                 (CUSIP Number)

                              Andrew Lee, President
                  Integrated Transportation Network Group Inc.
                        205 West 39th Street, 16th Floor,
                        ---------------------------------
               New York, New York 10018 Telephone: (212) 840-8866
               --------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               August 19, 1998(1)
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The Common Stock of the Registrant became registered under Section 12 of the Securities Exchange Act of 1933 upon filing of Form 8-A on August 19, 1998.


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CUSIP NO. 45814H103                                    Page 2 of 9
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                                  SCHEDULE 13D

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                    WU ZHI JIAN

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]


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     3    SEC USE ONLY


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     4    SOURCE OF FUNDS*

                    PF

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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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     6    CITIZENSHIP OR PLACE OR ORGANIZATION
                    PEOPLE'S REPUBLIC OF CHINA

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                         7       SOLE VOTING POWER
                                                                 2,599,817
     NUMBER OF           -------------------------------------------------------
       SHARES            8       SHARED VOTING POWER
    BENEFICIALLY                                                   544,452
      OWNED BY           -------------------------------------------------------
        EACH             9       SOLE DISPOSITIVE POWER
      REPORTING                                                  2,599,817
       PERSON            -------------------------------------------------------
        WITH             10      SHARED DISPOSITIVE POWER
                                                                   544,452
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 3,144,269

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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN                            [ ]
          ROW (11) EXCLUDES CERTAIN SHARES*

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     31.9%

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   14      TYPE OF REPORTING PERSON*
                                                                        IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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CUSIP NO. 45814H103                                    Page 3 of 9
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     This statement relates to (1) the ownership of Common Stock, $.01 par value per share (the "Common Stock"), by the Reporting person, (2) the ownership of an immediately exerciseable warrant to purchase 70,789 shares of common stock (the "Warrant") and (3) the ownership of an option to purchase 500,000 shares of common stock (the "Option") of which Option the option to purchase 166,667 shares has or will vest within 60 days.

ITEM 1.   SECURITY AND REGISTRANT.
-------   ------------------------

     This Schedule 13D relates to the shares of Common Stock of the Registrant. The principal executive offices of the Registrant are located at 205 West 39th Street, New York, NY 10018.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) NAME: This statement is being filed by the Reporting Person, Wu Zhi Jian, an individual.

     (b) RESIDENCE OR BUSINESS ADDRESS: The principal place of business of the Reporting Person is located at 7/F, Business Bldg. No. 1 Suncang, Bao'an North Road, Shenzhen City, People's Republic of China.

     (c) PRINCIPAL OCCUPATION OR EMPLOYMENT: The Reporting Person has been the chairman of the board and director of the Registrant since February 1997. The Reporting Person is the chairman and founder of Shenzhen Zhenghua Group Co. Ltd., which is a diversified group of companies. Shenzhen Jinzhenghua Transport Industrial Development Co., Ltd. was an affiliate of Shenzhen Zhenghua Group Co. Ltd. and is now a 92%-owned subsidiary of the Registrant (operating the only operating businesses of the Registrant).

     (d) CRIMINAL PROCEEDINGS: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

     (e) OTHER PROCEEDINGS: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP: The Reporting Person is a citizen of the People's Republic of China.


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CUSIP NO. 45814H103                                    Page 4 of 9
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     REORGANIZATION AND SHARE EXCHANGE. The Reporting Person became a stockholder of the Registrant pursuant to an acquisition, reorganization and share exchange more fully described in Item 4. As a result of the share exchange the Reporting Person was issued 1,890,435 shares of Registrant's Common Stock, the Reporting Person's wife was issued 240,158 shares, the Reporting Person's mother was issued 300,198 shares, and the Reporting Person's father was issued 4,096 shares (the "Exchange Shares"). The Reporting Person exchanged shares of Dawson Science Corporation in consideration of the issuance of the Exchange Shares. The Reporting Person did not pay any additional consideration for the Exchanged Shares.

     SATISFACTION OF DEBT. On December 11, 1998, the Reporting Person was issued 471, 926 shares of Registrant's Common Stock in cancellation of certain indebtedness of Registrant's operating subsidiary (the "Debt Satisfaction Shares"). In connection with the issuance of Debt Satisfaction Shares, Registrant issued to the Reporting Person an immediately exerciseable warrant to purchase 70,789 shares of Registrant's Common Stock at a purchase price of U.S. $2.00 per share (the "Warrant Shares").

     OPTION GRANT. On January 1, 1999, the Registrant granted (i) the Reporting Person an option to purchase 500,000 (the "Option Shares") in connection with the Reporting Person's service as an officer and director of the Registrant pursuant to the Registrant's 1999 Combination Stock Option Plan. The Option vests in three equal installments, on January 1, 1999, July 1, 1999 and January 1, 2000 respectively.

     The Option Agreement and the Warrant provide that the consideration for the Common Stock purchased upon exercise of such instruments shall be payable in immediately available funds. It is anticipated that any funds used to purchase Option Shares and the Warrant Shares will be personal funds of the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.
------    -----------------------

     REORGANIZATION AND SHARE EXCHANGE. The Reporting Person became a stockholder of the Registrant pursuant to an acquisition, reorganization and share exchange. On March 19, 1997, Jinzhenghua Transport Industrial Development Co. Ltd. ("Jinzhenghua Transport") became a 92%-owned subsidiary of Dawson Science Corporation ("Dawson"). In connection with the transaction pursuant to which Dawson acquired Jinzhenghua Transport, the prior owners of Jinzhenghua Transport (including the Reporting Person) received, in exchange for their interests in Junzhenghua Transport, an aggregate of 10,000,000 shares of common stock, par value $.001 per share, of Dawson ("Dawson Common Stock"), and 2,100,000 shares of convertible preferred stock, par value $.001 per share ("Dawson Preferred Stock"), of Dawson. The 2,100,000 shares of Dawson Preferred Stock were subsequently converted into an aggregate of 10,500,000 shares of Dawson Common Stock.

     Later in 1997, the new management of Dawson, after consulting with counsel and accountants, concluded that it would be in the best interest of Dawson's shareholders to reorganize Dawson in order to provide shareholders with shares in a new Delaware corporation, the Registrant, that would own Jinzhenghua Transport. Dawson's board of directors and shareholders, on June 25 and June 29, 1998, respectively, approved a plan of reorganization that provided for the distribution to Dawson's shareholders of all the outstanding shares of Common Stock, of the Registrant on or about June 30, 1998. In connection,

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CUSIP NO. 45814H103                                    Page 5 of 9
---------------------------------                      -------------------------

therewith, each holder of record shares of Dawson Common Stock at the close of business on June 30, 1998 received, for each four shares of Dawson Common Stock, one share of Registrant's Common Stock. In lieu of issuing a fractional share to a holder, the Registrant rounded the number of shares issued to a holder to the next higher number of shares, or, at the Registrant's option, paid the holder an amount in cash equal to the product of that fraction and 400% of the average low bid prices of a share of Dawson Common Stock on the 20 trading days immediately preceding the distribution. Immediately before the distribution to Dawson's shareholders, Dawson transferred to the Registrant all its assets, including all its interest in Junzhenghua Transport, and the Registrant assumed, and agreed to pay, perform and discharge, and indemnify and hold Dawson harmless from and against, all Dawson's disclosed liabilities and obligations. Promptly following the distribution to Dawson's shareholders, Dawson wound-up its affairs and dissolved.

     As a result of these transactions, the Reporting Person became a shareholder of the Company.

     SATISFACTION OF DEBT. On December 11, 1998, the Reporting Person was issued 471,926 shares of Registrant's Common Stock in cancellation of certain indebtedness of Registrant's operating subsidiary (the "Debt Satisfaction Shares"). In connection with the issuance of the Debt Satisfaction Shares, Registrant issued to the Reporting Person an immediately exerciseable warrant to purchase 70,789 shares of Registrant's Common Stock at a purchase price of U.S. $2.00 per share (the "Warrant Shares").

     OPTION GRANT. On January 1, 1999, the Registrant granted (i) the
Reporting Person an option to purchase 500,000 shares (the "Option Shares") in connection with the Reporting Person's service as an officer and director of the Registrant pursuant to the Registrant's 1999 Combination Stock Option Plan. The Option vests in three equal installments, on January 1, 1999, July 1, 1999 and January 1, 2000 respectively.

     OTHER TRANSACTIONS.
     -------------------

     Other than as described above, the Reporting Persons has no current plans or proposals which relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) a sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

     (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any other material change in the Issuer's business or corporate structure;

     (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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CUSIP NO. 45814H103                                    Page 6 of 9
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     (g)  causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE REGISTRANT.
-------   -----------------------------------------

     (a) NUMBER OF SECURITIES BENEFICIALLY OWNED. The Reporting Person beneficially owns or has or will have the right to purchase within sixty (60) days an aggregate of 3,144,269 shares of Common Stock, representing approximately 31.9% of the outstanding Common Stock as of January 14, 1999 after giving effect to the exercise of the Option and Warrant.

     The Reporting Person (i) directly owns 1,890,435 shares of Common Stock, and (ii) indirectly beneficially owns 240,158 shares of Common Stock owned by his wife, 300,198 shares of Common Stock owned by his mother and 4,096 shares of Common Stock owned by his father, representing an aggregate of 2,906,813. These 2,906,813 shares of Common Stock represent approximately 29.5 % of the issued Common Stock as of January 14, 1999

     Pursuant to the Option Agreement, the Reporting Person currently has the right to acquire up 166,667 shares of Common Stock, representing approximately 1.7% of the outstanding Common Stock as of January 14, 1999, after giving effect to the exercise of the Option and the Warrant. Option Shares equal to an additional 333,333 shares of Common Stock were issued to the Reporting Person pursuant to the Option Agreement, but will not vest within sixty (60) days

     Pursuant to the Warrant, the Reporting Person has the right to acquire up to 70,789 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock as of January 14, 1999, after giving effect to the exercise of the Option. The Option Shares and the Warrant Shares, together, represent approximately 2.4% of the outstanding Common Stock as of January 14, 1999, after giving effect to the exercise of the Option and the Warrant. The Reporting Person may be deemed to be the beneficial owner of the Common Stock subject to the Option and the Warrant but disclaims such beneficial ownership.

     (b) VOTING AND DISPOSITIVE POWER. The Reporting Person has sole voting and dispositive power over the Common Stock directly owned by him. The Reporting Person has shared voting and dispositive power over the Common Stock indirectly held by him.

     The Reporting Person currently has no right to vote or dispose of the Option Shares or the Warrant Shares. The Reporting Person will not acquire the right to vote or dispose of the Option Shares or the Warrant Shares until such time as it exercises the Option or the Warrant. Only one third of the Option is not currently exercisable and one half of the remainder of the Option will become exerciseable on each of July 1, 1999 and January 1, 1999. The Warrant is currently exercisable. The Reporting Person has sole dispositive power as to the Option and the Warrant and will acquire sole voting and dispositive power as to the underlying Common Stock only upon exercise of the Option and the Warrant.

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CUSIP NO. 45814H103                                    Page 7 of 9
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     (c)  RECENT TRANSACTIONS. Other than as described herein, the Reporting
Person has no knowledge of any other transaction involving securities of the Registrant effected within the past 60 days.

     (d) OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

     (e) DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES. Not Applicable.

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CUSIP NO. 45814H103                                    Page 8 of 9
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE REGISTRANT.
          --------------------------------

     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Registrant.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

     Exhibit 1 The Agreement and Plan of Reorganization (relating to the reorganization described in Item 4). **

     Exhibit 2 Stock Option Agreement dated January 1, 1999 between Registrant and Reporting Person.***

     Exhibit 3 Common Stock Warrant dated December 11, 1998 issued by Registrant.***

--------------------------

     ** Incorporated by reference from Exhibits 2.1 from the amendment to Form S-1 Registration Statement (File no. 333-47879) dated June 28, 1998 filed with the Securities and Exchange Commission by the Registrant.

     ***  Filed herewith.


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CUSIP NO. 45814H103                                    Page 9 of 9
---------------------------------                      -------------------------

                            SCHEDULE 13D - SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    2/2/99
          ----------------------------
                    (Date)


                                                  /s/  Wu Zhi Jian
                                                  ------------------------------
                                                       Wu Zhi Jian